

 TES

ANGE COMMISSION

20549

04016444

OMB APPROVAL
OMB Number   3235-0123
Expires: September 30, 2003
Estimated average burden
hours per response...12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-43788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to
Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALLIANCE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 RIVER RUN, SUITE 1100
                    (No and Street)

FORT WORTH,   **TEXAS**   **76107**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHERINE G. SMITH   **817-870-9794**
                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

APR 01 2004

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
                    (Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115,   **DALLAS, TEXAS**   **75240-4253**
   (Address)   (City)   (State)   (Zip Code)

SEC MAIL RECEIVED

MAR - 4 2004

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, <u>KATHERINE G. SMITH,</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>ALLIANCE FINANCIAL GROUP, INC.</u> as of <u>DECEMBER 31, 2003,</u> are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

_____

_____

_____

Katherine Smith
Signature

LYNN GILL
NOTARY PUBLIC
State of Texas
Comm. Exp. 04-29-2006

President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3)

ALLIANCE FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS

Hendricks, Graves and Associates, LLP

Certified Public Accountants

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
FORT WORTH, TEXAS

We have audited the accompanying statement of financial condition of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and associates

Hendricks, Graves and Associates, LLP

February 12, 2004

Members American Institute and Texas Society
of Certified Public Accountants

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	13,961
Deposits with clearing organizations		12,666
Receivable from broker-dealer		4,135
Other receivable		1,072
Marketable securities owned, at market value		31,040
		$ 62,874

STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY:

Common stock, 10,000 shares of $1.00 par value authorized and 1,935 shares issued 1,425 outstanding and 510 held in treasury	$	1,935
Additional capital		142,565
Accumulated deficit		(81,626)
Net stockholders' equity		$ 62,874

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

REVENUES:

Commissions	$ 38,334	
Other	46,692	
Total revenues		$ 85,026

COSTS AND EXPENSES:

Salaries, commissions and payroll taxes	49,623	
Communications	12,036	
Occupancy costs	14,695	
Other operating expenses	14,546	
Total costs and expenses		90,900

NET LOSS $(5,874)

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL CAPITAL	ACCUM. DEFICIT	TOTAL
Balances at December 31, 2002	$ 1,935	$ 142,565	$(75,752)	$ 68,748
Net loss			(5,874)	(5,874)
Balances at December 31, 2003	$ 1,935	$ 142,565	$(81,626)	$ 62,874

The accompanying notes are an integral part of the financial statement.

- 4 -

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2003

Balance at December 31, 2002	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2003	$	-0-

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES
Net loss $(5,874)

Adjustments to reconcile net income to net
cash provided by operating activities:
Changes in operating assets and liabilities:
Increase in deposits with
clearing organizations (31)
Increase in receivable from broker-dealer (2,875)

Net cash used by operating activities $(8,780)

INVESTING ACTIVITIES
Increase in marketable securities (7,718)

Decrease in cash during year (16,498)

Cash at December 31, 2002 30,459

Cash at December 31, 2003 $ 13,961

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

A. **COMPANY:**

ALLIANCE FINANCIAL GROUP, INC., was incorporated on November 14, 1986 in Texas. The original name of the Corporation was EGV Securities, Inc. On May 13, 1991, the Company name was changed to **ALLIANCE FINANCIAL GROUP, INC.**

The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash and Cash Equivalents** - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Accounts Receivable** - The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made.

4. **Securities** - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

5. **Use of Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. **FAIR VALUES OF FINANCIAL INSTRUMENTS:**

The carrying amounts of assets in the balance sheet approximate fair value.

(Continued)

- 7 -

D. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $57,146, which was $52,146 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1.

E. LEASING ARRANGEMENTS:

For the year ended December 31, 2003, rental payments on operating leases for office facilities totaled $14,695. At December 31, 2003, minimum annual rental commitments on a lease for the year ending December 31, 2004 were $15,012.

F. INCOME TAXES:

At December 31, 2003, the Company has an ordinary tax loss carryforward of approximately $113,184 for federal income tax purposes.

Hendricks, Graves and Associates, LLP

Certified Public Accountants

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
FORT WORTH, TEXAS

We have audited the accompanying financial statements of **ALLIANCE FINANCIAL GROUP, INC.** as of and for the year ended December 31, 2003, and have issued our report thereon dated February 12, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates, LLP

February 12, 2004

Members American Institute and Texas Society
of Certified Public Accountants

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 62,874
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	62,874
Deductions and/or charges:	
Non-allowable assets	1,072
Net capital before haircuts on securities positions	61,802
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	4,656
Net Capital	$ 57,146
Aggregate indebtedness	$ - 0 -

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2003

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 52,146
Excess net capital at 1000%	$ 57,146
Ratio of aggregate indebtedness to net capital	.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 57,146
Audit adjustments	-0-
Net capital	$ 57,146

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section
(k)(2)(ii), in which all customer transactions are cleared through other
broker-dealers on a fully disclosed basis.

Company's clearing firms: First Southwest Company
                              SWS, Inc.

ALLIANCE FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
FORT WORTH, TEXAS

In planning and performing our audit of the financial statements of **ALLIANCE FINANCIAL GROUP, INC.** for the year ended December 31, 2003, we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members American Institute and Texas Society
of Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 12, 2004